Exhibit 99.2

NEWS RELEASE

Mineralogical Analysis of the 2005 Sample Concentrates from the TCH diamond project in Ontario

Vancouver, BC – November 28, 2006 –   Ripple Lake Diamonds Inc. (RLD-TSX-V, RLLKF-OTCBB) is pleased to announce that it has received complete results from its 100% owned TCH diamond project in Ontario.  Samples were submitted for analyses in late 2005 but were not completed until late October 2006.

A total of 546 panned samples from till, alluvial, lake and glaciofluvial sediments were collected in the TCH area in 2005 by consultant Dr. Felix Kaminsky and his company KM Diamond Exploration Ltd. More than 11,900 kimberlite indicator mineral (KIM) grains were identified in the samples including 85 pyrope grains, 9,150 picroilmenite grains, 595 chrome spinel grains, 496 clinopyroxene grains and 1591 olivine grains. All the pyrope grains have kimberlitic, short-transported origin: they are angular, with relics of magmatic surfaces. Approximately 5 % of pyrope grains belong to the diamond association (G10 pyropes); the rest are lherzolitic (G9) pyropes.

Most of picroilmenite grains have no erosion marks of transportation and in addition, many picroilmenite grains are coarser than 1 mm (up to 10-12 mm) in size, bear films of kimberlitic-like material on their surfaces, leucoxene and perovskite rims. These picroilmenite grains are similar in mineral chemistry to kimberlitic picroilmenite. According to conclusions of Dr. Felix Kaminsky, these grains were transported for only a few hundred meters from their primary source(s) which may be diamondiferous Group-1 kimberlite(s).

The pyrope and picroilmenite grains as well as other non-rounded, short-transit KIM’s (chrome spinel, chrome-diopside and magnesian olivine) form a linear dispersion halo elongated in NNE direction (approximately 20 km x 1 km in size). Judging by the morphology of the KIMs, their kimberlitic source(s) are located within this halo.

In addition, there is a significantly higher than average picroilmenite concentration and the presence of pyrope grains trending into the new RLD claims acquired last year which might reflex a new promising KIM dispersion halo extending northward.

Besides the short-transit KIM association, there are a number of single, well-rounded grains of picroilmenite and chrome spinel which are kimberlitic by their composition. These KIM’s may belong to remote kimberlitic source(s), possibly located within the major tectonic zone tracing NNE and within the expanded RLD claim group. In this case, the KIM haloes identified within the area explored in 2004-2005 may represent only the southernmost part of a new kimberlitic province.

This release has been approved by George Cavey, P.Geo. VP Exploration and  Director.

On behalf of the Board,

"Robert Lipsett"

Robert Lipsett
President, CEO and Director

About Ripple Lake Diamonds Inc.
Ripple Lake Diamonds Inc. (TSX-V: RLD) is a diamond exploration company focused on the development of two Canadian Diamond projects.  The Company has recently completed Phase two fieldwork on its highly prospective Canadian diamond exploration properties in Ontario and Nunavut.  For more information on the Company, visit http://www.ripplelake.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.